Exhibit 12.1

Statement Re:

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31,
	1999	2000	2001	2002	2003
Income (loss) before provision (benefit) for income taxes, equity in net loss of unconsolidated affiliate and cumulative effect of change in accounting principle	$(17,553)	$(9,661)	$5,247	$(106,813)	$(113,381)
Fixed charges	220	204	4,865	9,392	12,061

Income (loss) as adjusted	$(17,333)	$(9,457)	$10,112	$(97,421)	$(101,320)

Fixed charges:
Interest expense	$8	$3	$4,615	$9,065	$11,777
Interest portion of rent expense	212	201	250	327	284

Total fixed charges	$220	$204	$4,865	$9,392	$12,061

Deficiency of earnings available to cover fixed charges	$(17,553)	$(9,661)	$—	$(106,813)	$(113,381)
Ratio of earnings to fixed changes	—	—	2.08	—	—